[redacted]

S 09059678 MMISSION

BB 3/11 *

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67391 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Embarcadero Center, Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward R. Smith, President (415) 501-8000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanio McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd., Suite 500 (Address) San Ramon (City) CA (State) 94583-4427 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JM

## OATH OR AFFIRMATION

I, Edward R. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward R. Smith
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 2/26/09 before me, KAREN E. SMITH, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared EDWARD R. SMITH,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(ies), and that by his/~~her~~/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Karen E. Smith
Signature of Notary Public

KAREN E. SMITH
COMM. # 1731588
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES APRIL 13, 2011

(Notary Seal)

## ADDITIONAL OPTIONAL INFORMATION

**DESCRIPTION OF THE ATTACHED DOCUMENT**

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date 2/26/09

(Additional information)

**CAPACITY CLAIMED BY THE SIGNER**

- ☐ Individual (s)
- ☒ Corporate Officer
  President
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______

**INSTRUCTIONS FOR COMPLETING THIS FORM**

*Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~ ) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

# UNION SQUARE ADVISORS LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2008

Armanino McKenna LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Union Square Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Union Square Advisors LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Union Square Advisors LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP

ARMANINO McKENNA LLP

San Ramon, California
February 17, 2009

UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2008

## ASSETS

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 2,703,116 |
| Accounts receivables | 25,000 |
| Other receivables, net | 171,685 |
| Prepaid expenses | 13,967 |
| Property and equipment, net | 718,027 |
| Intangibles, net | 6,106 |
| Total assets | $ 3,637,901 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 83,251 |
| Accrued expenses | 1,746,932 |
| Deferred rent | 319,833 |
| Total liabilities | 2,150,016 |
| Commitments and contingencies (Note 6) | |
| Member's equity | 1,487,885 |
| Total liabilities and member's equity | $ 3,637,901 |

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Notes to Financial Statement
December 31, 2008

## 1. Nature of Business and Summary of Accounting Policies

### Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is a licensed FINRA broker/dealer in California and New York with offices in San Francisco and New York.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

### Liquidity

As of the date of the preparation of these financial statements, the Company's cash and cash equivalents need to be augmented to meet its future objectives and obligations. In the event the Company is unable to generate sufficient revenues while controlling costs, it will need to obtain additional financing. If additional financing is required, there can be no assurance that such financing will be available on terms acceptable to the Company. Failure to raise additional equity or borrowings may adversely impact the Company's ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue recognition

Commissions and retainer fees are recognized as earned when all the services are preformed according to terms of the contracts. Interest on receivables are recognized in the period due. Management's estimates for any doubtful accounts are shown as reductions from revenue on the statement of operations.

### Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

## 1. Nature of Business and Summary of Accounting Policies (continued)

### Accounts receivables

Accounts receivable consist of commission and retainer fees receivable from clients. Management considers the balance fully collectible and no allowance for doubtful accounts has been recorded.

### Other receivables

Other receivables consist of out-of-pocket client expenses. Receivables are periodically evaluated for collectability based on past credit history with clients. Allowance for doubtful accounts for 2008 was $7,197.

### Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

### Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives using the straight-line method.

### Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. There were no impairments as of December 31, 2008.

## 1. Nature of Business and Summary of Accounting Policies (continued)

### Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum state franchise tax and the LLC gross receipts fees, if applicable, would be reflected in the accompanying financial statements.

### Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

### Advertising costs

The Company expenses advertising costs as incurred.

### Customer concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

### Risks and uncertainties

The Company has offices in California and New York but operates internationally, providing services related to strategic mergers and acquisitions and private placement advice to growth companies. The industry has been experiencing and is expected to continue to experience severe instability in the economy. The National Bureau of Economic Research officially declared that the United States entered into a recession in December 2007 and has remained there since. The length of the recession and whether the situation worsens is yet to be determined. Given these events and circumstances, banks and investors have become increasingly cautious regarding financing decisions given the uncertainty around what the future holds for themselves, the counterparty of the transaction and the overall economy. These circumstances have resulted in the U.S. economy entering a period of significant uncertainty. Should the economic situation worsen significantly, the Company may be adversely affected.

## 1. Nature of Business and Summary of Accounting Policies (continued)

### Fair value measurements

The Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157") as of January 1, 2008. SFAS 157 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, which delays the effective date of SFAS Statement No. 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The adoption of SFAS No. 157 did not have a significant impact on the Company's financial position or results of operations.

## 2. Net Capital Requirements

The Company is subject to the Securities and Exchange ("SEC") Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2008, the Company had net capital of $553,100 which was $409,766 in excess of its required net capital of $143,334. The Company's net capital ratio was 3.89 to 1 at December 31, 2008.

## 3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under SEC Rule 15c3-3 (reserve requirements for brokers and dealers) as the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

## 4. Property and Equipment

Property and equipment consists of the following at December 31, 2008:

| | |
|---|---|
| Computers and equipment | $247,996 |
| Furniture and fixtures | 36,813 |
| Software | 25,693 |
| Leasehold improvements | 554,671 |
| Less accumulated depreciation | (147,146) |
| | $718,027 |

## 5. Intangible Assets

Intangible assets consist of the following at December 31, 2008:

| | |
|---|---|
| Registered domain name | $7,000 |
| Less accumulated amortization | (894) |
| | $6,106 |

## 6. Commitments and Contingencies

### Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on February 28, 2009 and December 31, 2017, respectively. Additionally, the Company leases certain office equipment, which expires on July 31, 2011.

Future minimum payments under non-cancelable operating leases are as follows:

| Year Ending December 31: | |
|---|---|
| 2009 | $ 526,468 |
| 2010 | 489,848 |
| 2011 | 482,143 |
| 2012 | 471,357 |
| 2013 | 499,752 |
| Thereafter | 1,999,008 |
| | $4,468,576 |

In January 2009, the Company entered into a new lease in San Francisco. The lease has a term of 19 months and commences February 1, 2009. The Company plans to relocate its corporate headquarters to these new facilities in February 2009.

### Letter of credit

At December 31, 2008, the Company has a $485,555 letter of credit in the favor of the New York office landlord. The letter of credit expires February 15, 2018.

## 7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution. The Company made no contributions during 2008.